UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

STEEL PARTNERS HOLDINGS L.P.
(Exact name of the registrant as specified in its charter)

Delaware	001-35493
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

590 Madison Avenue, 32nd Floor, New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Jason Wong, Chief Financial Officer, (212) 520-2300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Steel Partners Holdings L.P. (the "Company") has filed a Conflict Minerals Report for the calendar year ended December 31, 2021 as an exhibit to this specialized disclosure report (Exhibit 1.01). The Conflict Minerals Report is publicly available on the Company's website at www.steelpartners.com. The website (and information accessible through it) is not incorporated into this specialized disclosure report.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STEEL PARTNERS HOLDINGS L.P.
By: Steel Partners Holdings GP Inc. Its General Partner

Dated: May 17, 2022	By:	/s/ Jason Wong
	Name:	Jason Wong
	Title:	Chief Financial Officer

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